Exhibit 99.1

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

7th Floor, Building C, No. 1010 Anling Road,

Huli District, Xiamen, China 361009

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on December 8, 2020 (Eastern Time)
(or any adjournment or postponement thereof)

To the Shareholders of
Blue Hat Interactive Entertainment Technology

Notice is hereby given that the Annual General Meeting of the Shareholders of Blue Hat Interactive Entertainment Technology (the “Company”) will be held on December 9, 2020 at 10:00 a.m. local time (i.e., 9:00 p.m. December 8, 2020 , E.T.) at 7th Floor, Building C, No. 1010 Anling Road, Huli District, Xiamen, China 361009, and at any adjourned or postponement thereof. The Annual General Meeting is called for the following purposes:

1.	To elect seven directors to serve until the next Annual General Meeting or until their successors are duly elected and qualified;

2.	To ratify the appointment of JLKZ CPA LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2020;

3.	To approve and adopt the Company’s 2020 Equity Incentive Plan; and

4.	To consider and take action upon such other matters as may properly come before the Annual General Meeting or any adjournment or postponement thereof.

A proxy statement providing information, and a form of proxy to vote, with respect to the foregoing matters accompany this notice. The Board of Directors of the Company fixed the close of business on November 6, 2020 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Annual General Meeting or any adjourned or postponement thereof. The register of members of the Company will not be closed. A list of the shareholders entitled to vote at the Annual General Meeting may be examined at the Company’s offices during the 10-day period preceding the Annual General Meeting.

Holders of the Company’s ordinary shares as of the Record Date are cordially invited to attend the Annual General Meeting in person. Your vote is important. Whether or not you expect to attend the Annual General Meeting in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than noon on the day of the Annual General Meeting to ensure your representation at such meeting. Shareholders who execute proxies retain the right to revoke them at any time prior to the voting thereof, and may nevertheless vote in person at the Annual General Meeting. You may obtain directions to the meeting by calling our offices at + 86-592-228-0081. Shareholders may obtain a copy of these materials, free of charge, by contacting the Corporate Secretary at 7th Floor, Building C, No. 1010 Anling Road, Huli District, Xiamen, China 361009.

By Order of the Board of Directors,

/s/ Xiaodong Chen
Xiaodong Chen
Chairman of the Board Xiamen, November 16, 2020

IMPORTANT

Whether or not you expect to attend the Annual General Meeting in person, you are urged to complete, sign, date and return the accompanying proxy form to ensure your representation at such meeting.

If your shares are held in street name, your broker, bank, custodian or other nominee holder cannot vote your shares, unless you direct the nominee holder how to vote, by marking your proxy card.

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

i

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

7th Floor, Building C, No. 1010 Anling Road

Huli District, Xiamen, China 361009

PROXY STATEMENT

for

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on December 8, 2020 (Eastern Time)
(or any adjournment or postponement thereof)

PROXY SOLICITATION

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board” or the “Board of Directors”) of Blue Hat Interactive Entertainment Technology (the “Company,” “we,” “us,” or “our”) for the Annual General Meeting of Shareholders to be held at 7th Floor, Building C, No. 1010 Anling Road, Huli District, Xiamen, China 361009 on December 9, 2020, at 10:00 a.m. local time (i.e., 9:00 p.m. December 8, 2020, E.T.) and for any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting of Shareholders. Any shareholder giving such a proxy has the power to revoke it at any time before it is voted. Written notice of such revocation should be forwarded directly to the Secretary of the Company, at the above stated address. Proxies may be solicited through the mails or direct communication with certain shareholders or their representatives by Company officers, directors, or employees, who will receive no additional compensation therefor. You may obtain directions to the meeting by calling our offices at + 86-592-228-0081.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy on which no direction is specified will be voted in favor of the actions described in this Proxy Statement.

The Company will bear the entire cost of preparing, assembling, printing and mailing notice and access card (the “N&A Card”) notifying the availability of this Proxy Statement accompanying proxy form, the annual report on Form 20-F for the fiscal year ended December 31, 2019 (the “Annual Report”), and any additional material that may be furnished to shareholders. The date on which the N&A Card and the accompanying Form of Proxy will first be mailed or given to the Company’s shareholders is on or about November 18, 2020.

We have elected to provide access to our proxy materials by sending you the N&A Card notifying you the availability of the Proxy Materials through a hosting link.

Your vote is important. Whether or not you expect to attend the Annual General Meeting in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible to ensure your representation at such meeting. Shareholders who execute proxies retain the right to revoke them at any time prior to the voting thereof, and may nevertheless vote in person at the Annual General Meeting. If you hold your shares in street name and wish to vote your shares at the Annual General Meeting, you should contact your broker, bank, custodian or other nominee holder about getting a proxy appointing you to vote your shares.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL GENERAL MEETING

The following is information regarding the proxy material, Annual General Meeting and voting is presented in a question and answer format.

Q.	What is the purpose of this document?

A.	This document serves as the Company’s proxy statement, which is being provided to Company shareholders of record at the close of business on November 6, 2020 (the “Record Date”) because the Company’s Board of Directors is soliciting their proxies to vote at the Annual General Meeting of Shareholders (“Annual General Meeting”) on the item of business outlined in the Notice of Annual General Meeting of Shareholders (the “Meeting Notice”).

Q.	Why am I receiving these materials?

A.

We have sent you this proxy statement and the enclosed proxy card because the Board of Directors of the Company is soliciting your proxy to vote at the Annual General Meeting, including at any adjournments or postponements of the meeting. You are invited to attend the Annual General Meeting to vote on the proposal described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card.

When you sign the enclosed proxy card, you appoint the proxy holder as your representative at the meeting. The proxy holder will vote your shares as you have instructed in the proxy card, thereby ensuring that your shares will be voted whether or not you attend the meeting. Even if you plan to attend the meeting, you should complete, sign and return your proxy card in advance of the meeting just in case your plans change.

If you have signed and returned the proxy card and an issue comes up for a vote at the meeting that is not identified on the card, the proxy holder will vote your shares, pursuant to your proxy, in accordance with his or her judgment.

The Company intends to mail this proxy statement and accompanying proxy card on or about November 18, 2020 to all shareholders entitled to vote at the Annual General Meeting.

Q.	Who may vote and how many votes my I cast?
A.	Only shareholders on the Record Date, November 6, 2020, will be entitled to vote at the Annual General Meeting. On the Record Date, there were 36,517,183 ordinary shares outstanding and entitled to vote. Each ordinary share is entitled to one vote on each matter. There are no other classes of share capital outstanding.

Q.	What am I voting on?
A.	You are being asked to vote to on the following matters:

1.	To elect seven directors to serve until the next Annual General Meeting or until their successors are duly elected and qualified;

2.	To ratify the appointment of JLKZ CPA LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2020;

3.	To approve and adopt the Company’s 2020 Equity Incentive Plan; and

4.	To consider and take action upon such other matters as may properly come before the Annual General Meeting or any adjournment or postponement thereof.

If an item properly comes up for vote at the Annual General Meeting, or at any adjournment or postponement thereof, that is not described in the Meeting Notice, your Proxy will vote the shares as recommended by the Board of Directors pursuant to the discretionary authority granted in the proxy. At the time this proxy statement was printed, we were not aware of any matters to be voted on which are not described in this proxy statement.

Q.	How do I vote?

A.

You may vote “For” or “Against” the proposal to elect the seven directors to serve until the next Annual General Meeting or until their successors are duly elected and qualified;

You may vote “For” or “Against” the proposal to ratify the appointment of JLKZ CPA LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2020;

You may vote “For” or “Against” the proposal to approve and adopt the Company’s 2020 Equity Incentive Plan.

The procedures for voting are outlined below:

Shareholder of Record: Shares Registered in Your Name

If you are a shareholder of record, you may vote in person at the Annual General Meeting or vote by proxy using the enclosed proxy card.

●	To vote in person, come to the Annual General Meeting and we will give you a ballot when you arrive; or

●	To vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us by 11:59 a.m. ET on the day of the Annual General Meeting, we will vote your shares as you direct.

Beneficial Owner: Shares Registered in the Name of a Broker, Bank, Custodian or Other Nominee Holder

If you received this proxy statement from your broker, bank, custodian or other nominee holder, your broker, bank, custodian or other nominee holder should have given you instructions for directing how that person or entity should vote your shares. It will then be your broker, bank, custodian or other nominee holder’s responsibility to vote your shares for you in the manner you direct. Please complete, execute and return the proxy card in the envelope provided by your broker, bank, custodian or other nominee holder promptly.

Under applicable regulations, if a broker holds shares on your behalf, and you do not instruct your broker how to vote those shares on a matter considered “routine”, the broker may generally vote your shares for you. A “broker non-vote” occurs when a broker has not received voting instructions from you on a “non-routine” matter, in which case the broker does not have authority to vote your shares with respect to such matter. Rules that govern how brokers vote your shares have recently changed. Unless you provide voting instructions to a broker holding shares on your behalf, your broker may no longer use discretionary authority to vote your shares on any of the matters to be considered at the Annual General Meeting other than the ratification of our independent registered public accounting firm. Please vote your proxy so your vote can be counted.

We therefore encourage you to provide directions to your broker, bank, custodian or other nominee holder as to how you want your shares voted on all matters to be brought before the Annual General Meeting. You should do this by carefully following the instructions your broker, bank, custodian or other nominee holder gives you concerning its procedures. This ensures that your shares will be voted at the Annual General Meeting.

You are also invited to attend the Annual General Meeting. However, since you are not the shareholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker, bank, custodian or other nominee holder.

Q.	How does the Board recommend I vote?

A.	Our Board of Directors recommends that you vote:

●	FOR the election of each nominee for director named herein.

●	FOR approval of the proposal to ratify the appointment of JLKZ CPA LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2020.

●	FOR approval of the proposal to approve and adopt the Company’s 2020 Equity Incentive Plan.

Q.	What if I change my mind after I vote via proxy?

A.	If you hold your shares in your own name, you may revoke your proxy at any time before your shares are voted by:

●	mailing a later dated proxy prior to the Annual General Meeting;

●	delivering a written request in person to return the executed proxy;

●	voting in person at the Annual General Meeting; or

●	providing written notice of revocation to the Corporate Secretary of the Company at: 7th Floor, Building C, No. 1010 Anling Road, Huli District, Xiamen, China 361009.

If you hold your shares in the name of your broker, bank, or other fiduciary, you will need to contact that person or entity to revoke your proxy.

Q.	What does it mean if I receive more than one proxy card or voting instruction form?

A.	It means that you have multiple accounts at our transfer agent or with brokers, banks, or other fiduciaries. Please complete and return all proxy cards and voting instruction forms to ensure that all of your shares are voted.

Q.	How many shares must be present to hold a valid meeting?

A.	For us to hold a valid Annual General Meeting, we must have a quorum, which means that not less than one-third of our outstanding ordinary shares that are entitled to cast a vote are present in person or by proxy at the Annual General Meeting. Proxies received but marked as abstentions and Broker Non-Votes will be treated as shares that are present and entitled to vote for purposes of determining a quorum. Your shares will be counted as present at the Annual General Meeting if you:

●	properly submit a proxy card (even if you do not provide voting instructions); or

●	attend the Meeting and vote in person.

On November 6, 2020 , the record date, there were 36,517,183 ordinary shares outstanding. Therefore, at least 12,172,395 shares need to be present in person or by proxy at the Annual General Meeting in order to hold the meeting and conduct business.

Q.	How many votes are required to approve an item of business?

A.	Election of Directors. Under the Company’s Amended and Restated Memorandum of Association, the election of directors needs to be authorized by an Ordinary Resolution, which refers to a simple majority of the votes cast by the shareholders at the Annual General Meeting.

Approval of the Appointment of the Independent Auditor. Under the Company’s Amended and Restated Memorandum of Association, the required vote to ratify the appointment of JLKZ CPA LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2020, is by an Ordinary Resolution, meaning the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual General Meeting.
Approval of the Adoption of the Company’s 2020 Equity Incentive Plan. Under the Company’s Amended and Restated Memorandum of Association, the required vote to approve and adopt the Company’s 2020 Equity Incentive Plan is the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual General Meeting.
Q.	Who pays the cost for soliciting proxies?
A.	We will pay the cost for the solicitation of proxies by the Board of Directors. Our solicitation of proxies will be made primarily by mail. Proxies may also be solicited personally, by telephone, fax or e-mail by our officers, directors, and regular supervisory and executive employees, none of whom will receive any additional compensation for their services. We will also reimburse brokers, banks, custodians, other nominees and fiduciaries for forwarding these materials to beneficial holders to obtain the authorization for the execution of proxies.
Q.	Where can I find additional information about the Company?
A.	Our reports on Forms 20-F and 6-K, and other publicly available information, should be consulted for other important information about the Company. You can also find additional information about us on our web site at http://www.bluehatgroup.com/. The principal executive office of the Company is located at 7th Floor, Building C, No. 1010 Anling Road, Huli District, Xiamen, China 361009. The mailing address of the principal executive office is 7th Floor, Building C, No. 1010 Anling Road, Huli District, Xiamen, China 361009. The telephone number for the Company is + 86-592-228-0081.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

General

The Board of Directors of the Company shall consist of such number of directors as a majority of the directors then in office may determine from time to time. Vacancies on the Board may be filled only by persons elected by a majority of the remaining directors. A director elected by the Board to fill a vacancy shall serve until the next Annual General Meeting.

The directors of the Company do not have a definite term of office, and each director will serve until the next Annual General Meeting and until the director’s successor is elected and qualified. The Nomination and Governance Committee of the Board, comprising of three independent directors, will consider director candidates recommended by shareholders. The Nomination and Governance Committee does not intend to alter the manner in which it evaluates candidates based on whether or not the candidate was recommended by a shareholder, except that the Nomination and Governance Committee may consider the size and duration of the shareholdings of the recommending shareholder in relation to the total outstanding shares of the Company, and the extent to which the recommending shareholder intends to continue holding its interest in the Company.

Currently, the Board has fixed the number of directors at seven persons. Seven directors are to be elected to the Board at the Annual General Meeting. The Board has nominated Xiaodong Chen, Caifan He, Jianyong Cai, Qinyi Fu, Jun Ouyang, Huibin Shen and Can Su for re-election at the Annual General Meeting. All seven nominees currently serve on the Board.

The election of each director needs to be authorized by Ordinary Resolution, which refers to a simple majority of the votes cast by the shareholders at the Annual General Meeting. If any nominee becomes unavailable for election as a result of unexpected occurrence, shares voted “For” represented by executed proxy will be voted “For” the election of a substitute nominee designated by our Board. Each nominee has agreed to serve as a director if elected, and we have no reason to believe that any nominee will be unable to serve.

The Board of Directors recommends a vote “FOR” each nominee.

 INFORMATION ABOUT THE NOMINEES

Name	Age	Position
Xiaodong Chen	52	Chief Executive Officer and Director
Caifan He	47	Chief Financial Officer and Director
Jianyong Cai	58	Chief Technology Officer and Director
Qinyi Fu(1)	34	Independent Director
Jun Ouyang(1)(2)(3)	37	Independent Director
Huibin Shen(3)	47	Independent Director
Can Su(1)(2)	31	Independent Director

(1)	Member of audit committee.

(2)	Member of remuneration committee.

(3)	Member of nomination and governance committee.

Xiaodong Chen has served as our Chief Executive Officer since December 2018, as a member of the board of directors of Blue Hat since its incorporation in June 2018 and as the chairman of the Board of Directors and general manager of Blue Hat Fujian since August 2015. Mr. Chen is a director of Victory Hat Limited, a shareholder of Blue Hat. From July 1987 to November 1989, Mr. Chen served as an office worker of the Inspection Department of Fuzhou Second People’s Hospital. From December 1989 to June 1995, Mr. Chen served as the manager of Fuzhou Liming Footwear Co., Ltd. From December 1996 to January 2002, Mr. Chen served as a manager of Fuzhou Changdong Trading Co. Ltd. From February 2002 to January 2008, Mr. Chen served as general manager of Huanyu International Co. Ltd. From March 2008 to March 2015, Mr. Chen served as the general manager of Guangzhou Taihao Trading Co., Ltd. From January 2010 to March 2013, Mr. Chen served as the chairman and general manager of Xiamen Blue Hat Culture Communication Ltd. Mr. Chen received his EMBA from Renmin University of China.

Caifan He has served as Chief Financial Officer and a member of the Board of Directors of Blue Hat since December 2018. Mr. He has served as a director, deputy general manager and financial controller of Blue Hat Fujian since August 2015. Mr. He is a director of Celebrate Hat Limited, a shareholder of Blue Hat. Mr. He served as a middle school teacher in Cangchang Village from July 1994 to December 1996 in Anhua County. From January 1997 to January 2000, Mr. He served as the accountant, accounting supervisor and account manager of Guangzhou Changdong Industrial Co., Ltd. From February 2000 to March 2008, Mr. He served as the finance manager and financial director of Guangzhou Tiandixing Telecommunications Co., Ltd. From March 2008 to January 2012, Mr. He served as the finance manager of Guangzhou Taihao Trading Co., Ltd. From March 2013 to August 2015, Mr. He served as a director and financial controller of Blue Hat (Xiamen) Culture Communication Co., Ltd. Mr. He received a College Diploma in Finance from Hunan University of Finance and Economics.

Jianyong Cai has served as chief technology officer and a member of the Board of Directors of Blue Hat since December 2018. Mr. Cai has served as a director, deputy general manager and chief engineer of Blue Hat Fujian since January 2010. Mr. Cai taught in the School of Optoelectronics and Information Engineering of Fujian Normal University from August 1983 to June 2002. Since July 2002, Mr. Cai has served as an associate professor at the School of Optoelectronics and Information Engineering at Fujian Normal University, where he mainly works on Data Communication Principles, Communication Network Foundation, Software Engineering and other undergraduate courses as well as Communication Network Theory and Technology, Computer Network Architecture and other postgraduate courses. Mr. Cai received a Bachelor’s Degree in Data Communication Principles, Communication Network Foundation and Software Engineering from University of Science and Technology of China.

Qinyi Fu has served as a member of the Board of Directors of Blue Hat since December 2018. Mr. Fu served as an auditor of Ernst & Young China Certified Public Accountants from October 2010 to January 2012.Mr. Fu served as a senior auditor of Deloitte China Certified Public Accountants from January 2012 to December 2015. Mr. Fu served as a partner of Ruihua Certified Public Accountants from December 2015 to May 2018. Mr. Fu has served as a partner of Dahua Certified Public Accountants since June 2018. Mr. Fu received a Bachelor’s Degree in International Economics and Trade and a Master’s Degree in International Economics from Xiamen University.

Jun Ouyang has served as a member of the Board of Directors of Blue Hat since December 2018. Mrs. Ouyang served as a professional teacher in the Department of Economic Management of Zhangzhou City College from August 2009 to August 2016. Mrs. Ouyang has been studying for a Ph.D. in Marketing from Xiamen University since September 2016. Mrs. Ouyang received a Bachelor’s Degree in Computer Science and Engineering from Xi’an University of Finance and Economics and a Master’s Degree in Management Science and Engineering from Fuzhou University.

Huibin Shen has served as a member of the Board of Directors of Blue Hat since December 2018. Mr. Shen has served as the director of the capital market department of Beijing Jingshi Law Firm (Xiamen) since November 2017. Mr. Shen served as vice director of the capital market department of Beijing Dentons Law Offices, LLP (Xiamen) from March 2009 to November 2017. Mr. Shen is also an arbitrator of the Xiamen Arbitration Commission. Mr. Shen received a Bachelor’s Degree in Law from East China University of Political Science and Law and a Master’s Degree in Civic and Commercial Law from China University of Political Science and Law.

Can Su has served as a member of the Board of Directors of Blue Hat since December 2018. Mr. Su has served as account manager of Xiamen Rural Commercial Financing Guarantee Co., Ltd. since January 2018. Mr. Su served as account manager of Xiamen Rural Commercial Bank Asset Management Co., Ltd. from December 2015 to December 2017. Mr. Su received a Bachelor’s Degree in Logistics Management from Xiamen University Tan Kah Kee College and an MBA from High Point University.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

 The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of November 6, 2020 for:

●	each beneficial owner of 5% or more of our outstanding ordinary shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of the date hereof. Percentage ownership calculations are based on 36,517,183 ordinary shares outstanding as of November 6, 2020.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

Except as otherwise indicated in the table below, addresses of our directors, executive officers and named beneficial owners are in care of Blue Hat Interactive Entertainment Technology, 7th Floor, Building C, No. 1010 Anling Road, Huli District, Xiamen, China 361009, and our telephone number is +86-592-228-0081.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% or Greater Shareholders:
Victory Hat Limited(1)	13,089,153	37.25%
Prosper Hat Limited(2)	6,373,227	18.14%
Shaohong Holding Limited(3)	2,232,659	6.35%
Directors and Executive Officers:
Xiaodong Chen(4)	14,034,684	39.94%
Caifan He(5)	1,004,950	2.86%
Jianyong Cai(6)	-	-
Qinyi Fu	-	-
Jun Ouyang	-	-
Huibin Shen	-	-
Can Su	-	-
All current directors and executive officers as a group (7 persons)	15,039,634	42.80%

*	Less than 1%

(1)	The registered address of Victory Hat Limited, a British Virgin Islands company, is Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Xiaodong Chen, our chief executive officer and director, is the owner of Victory Hat Limited and holds the voting and dispositive power over the ordinary shares held by Victory Hat Limited.

(2)	The registered address of Prosper Hat Limited, a British Virgin Islands company, is Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Shaohong Chen is the owner of Prosper Hat Limited and holds the voting and dispositive power over the ordinary shares held by Prosper Hat Limited. Shaohong Chen is a shareholder of Blue Hat Fujian and is the sister of Xiaodong Chen.

(3)	The registered address of Shaohong Holding Limited, a British Virgin Islands company, is Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Shaohong Chen is the owner of Shaohong Holding Limited and holds the voting and dispositive power over the ordinary shares held by Shaohong Holding Limited. Shaohong Chen is a shareholder of Blue Hat Fujian and is the sister of Xiaodong Chen.

(4)	Includes the 13,089,153 ordinary shares held by Victory Hat Limited and the 945,531 ordinary shares held by Beautiful Scenery Limited, a British Virgin Islands company, with a registered address at Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Juanjuan Cai, a director and shareholder of Blue Hat Fujian and the wife of Xiaodong Chen, is the owner of Beautiful Scenery Limited. Juanjuan Cai holds the voting and dispositive power over the ordinary shares held by Beautiful Scenery Limited.

(5)	Represents the 1,004,950 ordinary shares held by Celebrate Hat Limited, a British Virgin Islands company with a registered address at Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Caifan He is the owner of Celebrate Hat Limited and holds the voting and dispositive power over the ordinary shares held by Celebrate Hat Limited.

(6)	Jianyong Cai is the brother of Juanjuan Cai, the wife of Xiaodong Chen.

PROPOSAL NO. 2

RATIFICATION OF INDEPENDENT ACCOUNTANTS

The Audit Committee has selected JLKZ CPA LLP (“JLKZ”) as the Company’s independent registered public accountants for the fiscal year ending December 31, 2020, and has further directed that management submit the selection of independent auditors for ratification by the shareholders at the Annual General Meeting. The shareholders are being asked to ratify this appointment so that the Audit Committee will know the opinion of the shareholders. However, the Audit Committee has sole authority to appoint the independent registered public accounting firm.

The affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual General Meeting will be required to ratify the selection of JLKZ.

The Board of Directors recommends a vote “FOR” the ratification of the appointment of JLKZ as the Company’s independent registered public accounting firm.

Principal Accounting Fees and Services

On January 22, 2020, we dismissed Friedman LLP and engaged JLKZ, as our independent registered public accounting firm in connection with the audit of our consolidated financial statements for the year ended December 31, 2019. The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditor, for the periods indicated.

	For the year ended December 31,
	2018	2019
Audit fees (1)	$200,000	$144,000
Audit-related fees (2)	-	18,000
Tax fees(3)	-	-

(1)	“Audit fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accounting firm for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)	“Audit-related fees” represents the aggregate fees billed for professional services rendered by our principal accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit Fees” above.

(3)	“Tax fees” represents the aggregate fees billed for professional services rendered by our principal accounting firm for tax compliance, tax advice and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services including audit services, audit-related services, tax services and other services as described above.

PROPOSAL NO. 3

ADOPTION OF

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

2020 EQUITY INCENTIVE PLAN

On November 3, 2020, the Remuneration Committee recommended the Board to adopt and the Board adopted the Blue Hat Interactive Entertainment Technology 2020 Equity Incentive Plan (the “Plan”), subject to approval by the Company’s shareholders.  The Board determined to submit the Plan to the Company’s shareholders.  The Company’s shareholders are now requested to approve the adoption of the Plan.

A general description of the basic features of the Plan is set forth below.  Such description is qualified in its entirety by reference to the full text of the Plan, which is set forth as Appendix A to this Proxy Statement.

Purpose

The purpose of the Plan is to further and promote the interests of the Company, its subsidiaries and its shareholders by enabling the Company and its subsidiaries to attract, retain and motivate employees, directors and consultants or those who will become employees, directors and of the Company and/or its subsidiaries, and to align the interests of those individuals and the Company’s shareholders.  To do this, the Plan offers performance-based incentive awards and equity-based opportunities providing employees, directors and consultants with a proprietary interest in maximizing the growth, profitability and overall success of the Company and/or its subsidiaries.

Number of Shares

The maximum number of shares of Company’s ordinary shares, par value $0.001 per share (“Ordinary Shares”), as to which awards may be granted under the Plan may not exceed 6,000,000 shares.  The limit on the number of shares described in this paragraph and the number of shares subject to any award under the Plan are subject to proportional adjustment as determined by the Board, to reflect certain stock changes, such as stock dividends and stock splits (see “Recapitalization Adjustments” below).

If any awards under the Plan expire or terminate unexercised, the shares of Ordinary Shares allocable to the unexercised or terminated portion of such award shall again be available for award under the Plan.

Administration

The administration, interpretation and operation of the Plan will be vested in the Remuneration Committee of the Board (the “Committee”).  The Committee may designate persons other than members of the Committee to carry out the day-to-day administration of the Plan.  In addition, the Committee may, in its sole discretion, delegate day-to-day ministerial administration to persons other than members of the Committee, except that the Committee shall not delegate its authority with regard to selection for participation in the Plan and/or the granting of any Awards to Participants.

Eligibility

Employees, directors and consultants, or those who will become employees, directors and consultants of the Company and/or its subsidiaries are eligible to receive awards under the Plan.  At November 3, 2020, approximately 78 individuals were eligible to receive Awards under the Plan.  Awards under the Plan will be made by the Committee.  No determination has been made as to future awards which may be granted under the Plan, although it is anticipated that recipients of awards will include the current executive officers of the Company.

Awards Under the Plan

Introduction.  Awards under the Plan may consist of stock options, stock appreciation rights (“SARs”), restricted shares or performance unit awards, each of which is described below.  All awards will be evidenced by an award agreement between the Company and the individual participant and approved by the Committee.  In the discretion of the Committee, an eligible employee, director or consultant may receive awards from one or more of the categories described below, and more than one award may be granted to an eligible employee, director or consultant.

Stock Options and Stock Appreciation Rights.  A stock option is an award that entitles a participant to purchase shares of Ordinary Shares at a price fixed at the time the option is granted.  Stock options granted under the Plan may be in the form of incentive stock options (which qualify for special tax treatment) or non-qualified stock options, and may be granted alone or in addition to other awards under the Plan.  Non-qualified stock options may be granted alone or in tandem with SARs.

An SAR entitles a participant to receive, upon exercise, an amount equal to (a) the excess of (i) the fair market value on the exercise date of a share of Ordinary Shares, over (ii) the fair market value of a share of Ordinary Shares on the date the SAR was granted, multiplied by (b) the number of shares of Ordinary Shares for which the SAR has been exercised.

The exercise price and other terms and conditions of stock options and the terms and conditions of SARs will be determined by the Committee at the time of grant, provided, however, that the exercise price per share may not be less than 100 percent of the fair market value of a share of Ordinary Shares on the date of the grant.  In addition, the term of any incentive stock options granted under the Plan may not exceed ten years.  An option or SAR grant under the Plan does not provide an optionee any rights as a shareholder and such rights will accrue only as to shares actually purchased through the exercise of an option or the settlement of an SAR.

If stock options and SARs are granted together in tandem, the exercise of such stock option or the related SAR will result in the cancellation of the related stock option or SAR to the extent of the number of shares in respect of which such option or SAR has been exercised.

Stock options and SARs granted under the Plan shall become exercisable at such time as designated by the Committee at the time of grant.

Payment for shares issuable pursuant to the exercise of a stock option may be made either in cash, by certified check, bank draft, or money order, or, by delivery of shares satisfying such requirements as the Committee shall establish, or through such other mechanism as the Committee shall permit in its sole discretion.

In addition, the Committee, in its sole discretion, may provide in any stock option or SAR award agreement that the recipient of the stock option or SAR will be entitled to dividend equivalents with respect to such award.  In such instance, in respect of any such award which is outstanding on a dividend record date for Ordinary Shares, the participant would be entitled to an amount equal to the amount of cash or stock dividends that would have paid on the shares of Ordinary Shares covered by such stock option or SAR award had such shares of Ordinary Shares been outstanding on the dividend record date.

Restricted Share Awards.  Restricted share awards are grants of Ordinary Shares made to a participant subject to conditions established by the Committee in the relevant award agreement on the date of grant.  The restricted shares only become unrestricted in accordance with the conditions and vesting schedule, if any, provided in the relevant award agreement.  A participant may not sell or otherwise dispose of restricted shares until the conditions imposed by the Committee with respect to such shares have been satisfied.  Restricted share awards under the Plan may be granted alone or in addition to any other awards under the Plan.  Restricted shares which vest will be reissued as unrestricted shares of Ordinary Shares.

Each participant who receives a grant of restricted shares will have the right to receive all dividends and vote or execute proxies for such shares.  Any stock dividends granted with respect to such restricted shares will be treated as additional restricted shares.

Performance Units.  Performance units (with each unit representing a monetary amount designated in advance by the Committee) are awards which may be granted to participants alone or in addition to any other awards under the Plan.  Participants receiving performance unit grants will only earn such units if the Company and/or the participant achieve certain performance goals during a designated performance period.  The Committee will establish such performance goals and may use measures such as total shareholder return, return on equity, net earnings growth, sales or revenue growth, comparison to peer companies, individual or aggregate participant performance or such other measures the Committee deems appropriate.  The participant may forfeit such units in the event the performance goals are not met.  If all or a portion of a performance unit is earned, payment of the designated value thereof will be made in cash, in unrestricted Ordinary Shares or in restricted shares or in any combination thereof, as provided in the relevant award agreement.

Recapitalization Adjustments.  In the event that the Board determines that any dividend or other distribution (whether in the form of cash, Ordinary Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Ordinary Shares or other securities of the Company, or other corporate transaction or event affects the Ordinary Shares such that an adjustment is determined by the Board, in its sole discretion, to be necessary or appropriate in order to prevent dilution or enlargement of benefits or potential benefits intended to be made available under the Plan, the Board may, in any manner that it in good faith deems equitable, adjust any or all of (i) the number of shares of Ordinary Shares or other securities of the Company (or number and kind of other securities or property) with respect to which awards may be granted, (ii) the number of shares of Ordinary Shares or other securities of the Company (or number and kind of other securities or property) subject to outstanding awards, and (iii) the exercise price with respect to any stock option, or make provision for an immediate cash payment to the holder of an outstanding award in consideration for the cancellation of such award.

Mergers.   If the Company enters into or is involved in any merger, reorganization, recapitalization, sale of all or substantially all of the Company’s assets, liquidation, or business combination with any person or entity (a “Merger Event”), the Board may, prior to such Merger Event and effective upon such Merger Event, take any action that it deems appropriate, including, replacing such stock options with substitute stock options and/or SARs in respect of the shares, other securities or other property of the surviving corporation or any affiliate of the surviving corporation on such terms and conditions, as to the number of shares, pricing and otherwise, which shall substantially preserve the value, rights and benefits of any affected stock options or SARs granted hereunder as of the date of the consummation of the Merger Event.  If any Merger Event occurs, the Company has the right, but not the obligation, to cancel each participant’s stock options and/or SARs and to pay to each affected participant in connection with the cancellation of such stock options and/or SARs, an amount equal to the excess of the fair market value, as determined by the Board, of the Ordinary Shares underlying any unexercised stock options or SARs (whether then exercisable or not) over the aggregate exercise price of such unexercised stock options and/or SARs.  Upon receipt by any affected participant of any such substitute stock options, SARs (or payment) as a result of any such Merger Event, such participant’s affected stock options and/or SARs for which such substitute options and/or SARs (or payment) were received shall be thereupon cancelled without the need for obtaining the consent of any such affected participant.

Amendment, Suspension or Termination of the Plan

Unless earlier terminated by the Board, the Plan shall terminate on December 31, 2030.  The Board may amend, suspend or terminate the Plan (or any portion thereof) at any time. However, no amendment shall (a) materially adversely affect the rights of any participant under any outstanding award, without the consent of such participant, or (b) increase the number of shares available for awards under the Plan without shareholder approval; provided, however, that the Board and/or Committee  may amend the Plan, without the consent of any participants, in any way it deems appropriate  to satisfy Code Section 409A and any regulations or other authority promulgated thereunder, including any amendment to the Plan to cause certain Awards not to be subject to Code Section 409A.

Effective Date

The Plan is effective on November 3, 2020, the date of its adoption by the Board of Directors, subject to shareholder approval.  The Plan will terminate on December 31, 2030, except with respect to awards then outstanding.  After such date no further awards will be granted under the Plan unless the Plan is extended by the Board.

The affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual General Meeting will be required to approve the adoption of the Company’s 2020 Equity Incentive Plan.

The Board of Directors recommends a vote “FOR” the adoption of the Company’s 2020 Equity Incentive Plan.

OTHER MATTERS

General

Management does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the Annual General Meeting. If any other matters should properly come before the Annual General Meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

We will bear the cost of preparing, printing, assembling and mailing the proxy, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, our officers and regular employees may solicit proxies without additional compensation, by telephone, facsimile or other electronic communications. We may reimburse brokers or other persons holding ordinary shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

Requests for copies of Proxy materials should be directed to Corporate Secretary at 7th Floor, Building C, No. 1010 Anling Road, Huli District, Xiamen, China 361009.

Communications with the Board of Directors

Shareholders wishing to communicate with the Board or any individual director may write to the Board of Directors or the individual director to the Board of Directors; Blue Hat Interactive Entertainment Technology, 7th Floor, Building C, No. 1010 Anling Road, Huli District, Xiamen, China 361009. Any such communication must state the number of shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics applicable to all of our directors and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The full text of the Code of Business Conduct and Ethics is posted on our website at www.irbluehatgroup.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Proxy Statement and is not incorporated by reference herein. We will provide a copy of the Code of Business Conduct and Ethics without charge upon request by mail or by telephone. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Business Conduct and Ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is VStock Transfer, LLC. Its address is 18 Lafayette Pl, Woodmere, NY 11598, and its telephone number is (212) 828-8436.

Where You Can Find More Information

We file annual report and other documents with the SEC under the Exchange Act. Our SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

By Order of the Board of Directors,

/s/ Xiaodong Chen
Chairman of the Board

November 16, 2020